UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        TRUMP ENTERTAINMENT RESORTS, INC.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    89816T103
                                    ---------
                                 (CUSIP Number)

                                  June 22, 2005
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]     Rule 13d-1(b)
              [X]     Rule 13d-1(c)
              [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                          Continued on following pages
                                Page 1 of 7 Pages

                                  SCHEDULE 13G
CUSIP No.: 89816T103                                           Page 2 of 7 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                              a.     [ ]
                                              b.     [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                       5         Sole Voting Power
 Number of                              1,346,497
  Shares
Beneficially           6         Shared Voting Power
  Owned By                              0
    Each
 Reporting             7         Sole Dispositive Power
   Person                               1,346,497
   With
                       8         Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,346,497

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [  ]

11       Percent of Class Represented By Amount in Row (9)

                            4.97%

12       Type of Reporting Person (See Instructions)

                            IN; IA

                                  SCHEDULE 13G
CUSIP No.: 89816T103                                           Page 3 of 7 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPTIAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                              a.     [ ]
                                              b.     [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                       5         Sole Voting Power
 Number of                              1,346,497
  Shares
Beneficially           6         Shared Voting Power
  Owned By                              0
    Each
 Reporting             7         Sole Dispositive Power
   Person                               1,346,497
   With
                       8         Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,346,497

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [  ]

11       Percent of Class Represented By Amount in Row (9)

                            4.97%

12       Type of Reporting Person (See Instructions)

                            OO; IA

                                                               Page 4 of 7 Pages


Item 1(a)      Name of Issuer:

               Trump Entertainment Resorts, Inc. (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               1000  Boardwalk at Virginia  Avenue,  Atlantic  City,  New Jersey
               08401

Item 2(a)      Name of Person Filing:

               This statement is being filed (1) by Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as chairman, chief executive officer and director of Moore Capital Management, LLC, a New York limited liability company ("MCM"), and (2) by MCM. MCM serves as discretionary investment manager to an international business company organized under the laws of the Bahamas (the "Fund"). This statement relates to Shares (as defined below) held for the account of the Fund. Each of Mr. Bacon and MCM, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Fund.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The principal business office of each of Mr. Bacon and MCM is located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)      Citizenship:

               i)   Mr. Bacon is a United States citizen; and

               ii)  MCM is a New York limited liability company.

Item 2(d)      itle of Class of Securities:

               Common Stock, Par Value $.001 Per Share (the "Shares").

Item 2(e)      CUSIP Number:

               89816T103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of the date hereof, each of Mr. Bacon and MCM may be deemed to be the beneficial owner of the 1,346,497 Shares held for the account of the Fund.

                                                               Page 5 of 7 Pages

Item 4(b)      Percent of Class:

               As of the date hereof, the number of Shares of which each of Mr. Bacon and MCM may be deemed to be the beneficial owner constitutes approximately 4.97% of the total number of Shares outstanding (based upon information provided in a Schedule 13D amendment filed on May 23, 2005, the number of Shares outstanding was 27,086,045 as of May 20, 2005).

Item 4(c)      Number of shares as to which such person has:

         Mr. Bacon
         ---------
         (i)       Sole power to vote or direct the vote               1,346,497

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,346,497

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         MCM
         ---
         (i)       Sole power to vote or direct the vote               1,346,497

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,346,497

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The shareholders of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their respective ownership interests in the Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

                                                               Page 6 of 7 Pages


Item 10.       Certification:

               By signing below, each of Mr. Bacon and MCM certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 22, 2005

                                       LOUIS M. BACON



                                       By:  /s/ Stephen R. Nelson
                                            ------------------------------------
                                            Name:    Stephen R. Nelson
                                            Title:   Attorney-in-Fact


                                       MOORE CAPITAL MANAGEMENT, LLC

                                       By:  LOUIS M. BACON
                                            Chairman and Chief Executive Officer


                                       By:  /s/ Stephen R. Nelson
                                            ------------------------------------
                                            Name:    Stephen R. Nelson
                                            Title:   Attorney-in-Fact